Exhibit 99.2

Ellomay Capital Reports Results for the Three and Six Months Ended June 30, 2017

Tel-Aviv, Israel, September 17, 2017 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”) an emerging operator in the renewable energy and energy infrastructure sector, today reported its unaudited financial results for the three and six month periods ended June 30, 2017.

Financial Highlights

•
Revenues were approximately $7.3 million (approximately €6.8 million) for the six months ended June 30, 2017, compared to approximately $6.5 million (approximately €5.8 million) for the six months ended June 30, 2016. The increase in revenues is mainly a result of higher spot rates and higher radiation levels in Italy and Spain during the six months ended June 30, 2017 compared to the six month period ended June 30, 2016, as 2016 was characterized by low levels of radiation.

•
Operating expenses were approximately $0.9 million (approximately €0.9 million) for the six months ended June 30, 2017, compared to approximately $1.2 million (approximately €1 million) for the six months ended June 30, 2016. The decrease in operating expenses is mainly attributable to income recorded during the six months ended June 30, 2017 in connection with insurance indemnification due to earthquake damages to one of the Company’s PV Plants. A portion of the expenses in connection with the repair of such damages was recorded in operating expenses during the six months ended June 30, 2016. Depreciation expenses were approximately $2.4 million (approximately €2.2 million) for the six months ended June 30, 2017, compared to approximately $2.5 million (approximately €2.3 million) for the six months ended June 30, 2016.

•
Project development costs were approximately $1.6 million for the six months ended June 30, 2017, compared to approximately $0.7 million for the six months ended June 30, 2016. The increase in project development costs is mainly attributable to consultancy expenses in connection with the execution of an agreement to acquire a photovoltaic site in Talmei Yosef, Israel (the “Talmei Yosef Project”), in June 2017 and the execution in April 2017 of an agreement to acquire the shares of Talasol Solar S.L., which is promoting the construction of a photovoltaic plant with a peak capacity of 300 MW in Spain (the “Talasol Project”).

•
General and administrative expenses were approximately $1.3 million for the six months ended June 30, 2017, compared to approximately $1.1 million for the six months ended June 30, 2016. There was no material change in the substance and composition of the expenses included in general and administrative expenses between the two periods.

•
Company’s share of loss of equity accounted investee, after elimination of intercompany transactions, was approximately $0.1 million for the six months ended June 30, 2017, compared to a profit of approximately $0.3 million in the six months ended June 30, 2016. The change in the Company’s share of profit (loss) of equity accounted investee is mainly attributable to financing expenses incurred by Dorad for the six months ended June 30, 2017 as a result of the CPI indexation of loans from banks and related parties.

•
Financing expenses, net was approximately $5.5 million for the six months ended June 30, 2017, compared to approximately $2.8 million for the six months ended June 30, 2016. The increase in financing expenses was mainly due to the reevaluation of the Company’s EUR/USD forward transactions and interest rate swap transactions in the aggregate amount of approximately $1.6 million loss during the six months ended June 30, 2017, compared to an approximately $1 million loss during the six months ended June 30, 2016, and increased expenses resulting from exchange rate differences in the amount of approximately $2.3 million during the six months ended June 30, 2017, compared to approximately $0.2 million during the six months ended June 30, 2016.

•
Taxes on income were approximately $0.7 million for the six months ended June 30, 2017, compared to approximately $0.3 million for the six months ended June 30, 2016. This increase in taxes on income compared to the corresponding period in 2016 resulted mainly from previous utilization of loss carry forwards for several of the Company’s Italian subsidiaries.

•	Net loss was approximately $5.2 million for the six months ended June 30, 2017, compared to net loss of approximately $1.7 million for the six months ended June 30, 2016.

•
Total other comprehensive income was approximately $6.8 million for the six months ended June 30, 2017, compared to other comprehensive income of approximately $1.8 million for the six months ended June 30, 2016. The change was mainly due to presentation currency translation adjustments as a result of fluctuations in the Euro/USD exchange rates.

•	Total comprehensive income was approximately $1.6 million for the six months ended June 30, 2017, compared to comprehensive income of approximately $0.1 million for the six months ended June 30, 2016.

•
EBITDA was approximately $3.4 million for the six months ended June 30, 2017, compared to approximately $3.9 million for the six months ended June 30, 2016. The decrease in EBITDA is mainly due to increased project development costs and a decrease in the Company’s share of profit of equity accounted investee, partially offset by increased revenues resulting from relatively higher spot rates and higher radiation levels in Italy.

•	Net cash from operating activities was approximately $0.7 million for the six months ended June 30, 2017 and 2017, respectively.

As of September 1, 2017, the Company held approximately $45.7 million in cash and cash equivalents, approximately $6.5 million in marketable securities and approximately $2.2 million in short-term and long-term restricted cash.

Ran Fridrich, CEO and a board member of Ellomay commented: “Ellomay continues improving its operational parameters and maintains an operating profit and stable cash flows from operating activities, while continuing with its intensive project development activities, including the waste-to-energy projects in the Netherlands, the Talmei Yosef Project in Israel, the Manara pumped storage project and the Talsaol project in Spain. Ellomay’s financial expenses were strongly impacted by non-cash parameters totaling to $4 million that are a result of currency fluctuation and reevaluation of derivatives. This negative effect was offset by appreciation of our Euro based assets and resulted in an increase of total equity by approximately $1.6 million during the period.”

Information for the Company’s Series A and Series B Debenture Holders

As of June 30, 2017, the Company’s Net Financial Debt (as such term is defined in the Deeds of Trust of the Company’s Debentures) was approximately $27.7 million (consisting of approximately $33.4 million of short-term and long-term debt from banks and other interest bearing financial obligations and approximately $74 million in connection with the Series A Debentures issuances (in January and September 2014) and the Series B Debentures issuance (in March 2017), net of approximately $51.5 million of cash and cash equivalents and marketable securities and net of approximately $28.2 million of project finance and related hedging transactions of the Company’s subsidiaries).

Use of NON-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The Company’s EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. A reconciliation between results on an IFRS and non-IFRS basis is provided in the last table of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the energy and infrastructure sectors worldwide. Ellomay (formerly Nur Macroprinters Ltd.) previously was a supplier of wide format and super-wide format digital printing systems and related products worldwide, and sold this business to Hewlett-Packard Company during 2008 for more than $100 million.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy and approximately 7.9MW of photovoltaic power plants in Spain;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 340 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements including changes in regulation, seasonality of the PV business and market conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: miria@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

	June 30	December 31
	2017	2016
	Unaudited	Audited
	US$ in thousands
Assets
Current assets
Cash and cash equivalents	43,490	23,650
Marketable securities	8,007	1,023
Restricted cash	17	16
Trade and other receivables	13,425	9,952
	64,939	34,641
Non-current assets
Investment in equity accounted investee	33,325	30,788
Advances on account of investments	11,133	905
Financial assets	1,473	1,330
Fixed assets	87,855	77,066
Restricted cash and deposits	2,144	5,399
Deferred tax	2,546	2,614
Long term receivables	2,377	3,431
	140,853	121,533
Total assets	205,792	156,174

Liabilities and Equity
Current liabilities
Current maturities of long term loans	1,268	1,150
Debentures	5,500	4,989
Trade payables	1,574	1,684
Other payables	3,253	3,279
	11,595	11,102
Non-current liabilities
Finance lease obligations	4,396	4,228
Long-term loans	27,065	17,837
Debentures	68,451	30,548
Deferred tax	1,137	925
Other long-term liabilities	2,800	2,764
	103,849	56,302
Total liabilities	115,444	67,404

Equity
Share capital	26,597	26,597
Share premium	77,729	77,727
Treasury shares	(1,999)	(1,985)
Reserves	(10,251)	(17,024)
Retained earnings	(643)	4,191
Total equity attributed to shareholders of the Company	91,433	89,506
Non-Controlling Interest	(1,085)	(736)

Total equity	90,348	88,770
Total liabilities and equity	205,792	156,174

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Loss

	For the three	For the six	For the six
	months ended	months ended	months ended
	June 30, 2017	June 30, 2017	June 30, 2016
	Unaudited
	US$ in thousands (except per share amounts)
Revenues	4,643	7,331	6,513
Operating expenses	(398)	(935)	(1,159)
Depreciation expenses	(1,209)	(2,378)	(2,518)
Gross profit	3,036	4,018	2,836

Project development costs	(847)	(1,580)	*(713)
General and administrative expenses	(685)	(1,313)	* (1,127)
Share of profits (loss) of equity accounted investee	(902)	(67)	312
Other income, net	5	10	85
Operating Profit	607	1,068	1,393

Financing income	223	316	164
Financing expenses in connection with derivatives, net	(1,717)	(1,722)	(1,024)
Financing expenses	(1,904)	(4,120)	(1,895)
Financing expenses, net	(3,398)	(5,526)	(2,755)

Loss before taxes on income	(2,791)	(4,458)	(1,362)

Taxes on income	(600)	(725)	(309)

Loss for the period	(3,391)	(5,183)	(1,671)
Loss attributable to:
Shareholders of the Company	(3,226)	(4,834)	(1,476)
Non-controlling interests	(165)	(349)	(195)

Loss for the period	(3,391)	(5,183)	(1,671)
Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Effective portion of change in fair value of cash flow hedges	(126)	(126)	-
Net change in fair value of cash flow hedges transferred to profit or loss	618	618	-
Foreign currency translation adjustments	708	1,819	(267)
Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments	3,547	4,462	2,018

Total other comprehensive income	4,747	6,773	1,751

Total comprehensive income	1,356	1,590	80

Basic net loss per share	(0.3)	(0.46)	(0.14)
Diluted net loss per share	(0.3)	(0.46)	(0.14)
_____________________
* During the six and three month periods ended June 30, 2017, the Company changed the income statement classification of expenses related to project development from general and administrative expenses to project development costs to reflect more appropriately their nature and the way in which economic benefits are expected to be derived from the use of such costs. Comparative amounts were reclassified for consistency.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
					reserve		Presentation
					from		currency		Non-
	Share	Share	Retained	Treasury	foreign	Hedging	translation		controlling	Total
	capital	premium	earnings	shares	operations	Reserve	reserve	Total	interests	Equity
	Unaudited
	US$ in thousands
For the six months ended
June 30, 2017

Balance as at
January 1, 2017	26,597	77,727	4,191	(1,985)	547	-	(17,571)	89,506	(736)	88,770
Loss for the period	-	-	(4,834)	-	-		-	(4,834)	(349)	(5,183)
Other comprehensive income (loss)	-	-	-	-	1,819	492	4,462	6,773	-	6,773
Total comprehensive income (loss)	-	-	(4,834)	-	1,819	492	4,462	1,939	(349)	1,590
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-		-	2	-	2
Own shares acquired	-	-	-	(14)	-		-	(14)	-	(14)
Balance as at
June 30, 2017	26,597	77,729	(643)	(1,999)	2,366	492	(13,109)	91,433	(1,085)	90,348

	Attributable to owners of the Company
					Translation
					reserve		Presentation
					from		currency		Non-
	Share	Share	Retained	Treasury	foreign	Hedging	translation		controlling	Total
	capital	premium	earnings	shares	operations	Reserve	reserve	Total	interests	Equity
	Unaudited
	US$ in thousands
For the three months ended
June 30, 2017

Balance as at
March 31, 2017	26,597	77,727	2,583	(1,999)	1,658	-	(16,656)	89,910	(920)	88,990
Loss for the period	-	-	(3,226)	-	-	-	-	(3,226)	(165)	(3,391)
Other comprehensive income (loss)	-	-	-	-	708	492	3,547	4,747	-	4,747
Total comprehensive income (loss)	-	-	(3,226)	-	708	492	3,547	1,521	(165)	1,356
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	2	-	-	-	-	-	2	-	2
Balance as at
June 30, 2017	26,597	77,729	(643)	(1,999)	2,366	492	(13,109)	91,433	(1,085)	90,348

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to owners of the Company
					Translation
			Retained		reserve	Presentation
			earnings		From	currency		Non-
	Share	Share	(Accumulated	Treasury	foreign	translation		controlling	Total
	capital	premium	Deficit)	shares	operations	reserve	Total	interests	Equity
	Unaudited
	US$ in thousands
For the six months ended
June 30, 2016

Balance as at
January 1, 2016	26,597	77,723	7,200	(1,972)	814	(16,029)	94,333	(268)	94,065
Loss for the period	-	-	(1,476)	-	-	-	(1,476)	(195)	(1,671)
Other comprehensive income	-	-	-	-	(267)	2,018	1,751	-	1,751
Total comprehensive loss	-	-	(1,476)	-	(267)	2,018	275	(195)	80
Dividend distribution	-	-	(2,404)	-	-	-	(2,404)	-	(2,404)
Share-based payments	-	1	-	-	-	-	1	-	1
Own shares acquired	-	-	-	(8)	-	-	(8)	-	(8)
Balance as at
June 30, 2016	26,597	77,724	3,320	(1,980)	547	(14,011)	92,197	(463)	91,734

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flow

	For the three Months ended June 30, 2017	For the Six Months ended June 30, 2017	For the Six Months ended June 30, 2016
	Unaudited
	US$ in thousands
Cash flows from operating activities
Loss for the period	(3,391)	(5,183)	(1,671)
Adjustments for:
Financing expenses, net	3,398	5,526	2,755
Depreciation	1,209	2,378	2,518
Share-based payment	2	2	1
Share of loss (profits) of equity accounted investees	902	67	(312)
Change in trade receivables and other receivables	-	(34)	(1,088)
Change in other assets	54	(21)	(113)
Change in accrued severance pay, net	-	1	-
Change in trade payables	(218)	131	124
Change in accrued expenses and other payables	(2,194)	(1,530)	(515)
Income tax expense	600	725	309
Income taxes paid	-	-	-
Interest received	151	244	144
Interest paid	(1,480)	(1,640)	(1,595)
Net cash from operating activities	(967)	666	557
Cash flows from investing activities
Acquisition of fixed assets	(2,993)	(4,451)	-
Advances on account of investments	(9,776)	(9,815)	(146)
Investment in equity accounted investee	-	-	(803)
Repayment of loan from an equity accounted investee	-	-	-
Decrease (increase) in restricted cash, net	(114)	3,387	-
Proceeds from marketable securities	-	-	1,008
Acquisition of marketable securities	(4,932)	(7,017)	-
Settlement of derivatives, net	-	(2,180)	-
Loans to others	(390)	(390)	-
Net cash from (used in) investing activities	(18,205)	(20,466)	59
Cash flows from financing activities
Dividend paid	-	-	(2,404)
Repayment of long-term loans and finance lease obligations	(739)	(827)	(645)
Proceeds from issuance of Debentures	-	33,707	-
Repayment of Debentures	-	-	-
Proceeds from long term loans	3,846	5,927	90
Repurchase of own shares	-	(14)	(8)
Net cash from (used in) financing activities	3,107	38,793	(2,967)

Exchange differences on balance of cash and cash equivalents	658	847	349
Increase (decrease) in cash and cash equivalents	(15,407)	19,840	(2,002)
Cash and cash equivalents at the beginning of the period	58,897	23,650	18,717
Cash and cash equivalents at the end of the period	43,490	43,490	16,715
Supplemental non-cash investing and financing activities -
Increase in loans from others related to fixed assets acquisition	2,030	2,030	-

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Net Loss to EBITDA

	For the Three Months ended June 30,	For the Six Months ended June 30,	For the Six Months ended June 30,
	2017	2017	2016
	Unaudited
	US$ in thousands
Net income (loss) for the period	(3,391)	(5,183)	(1,671)
Financing expenses (income), net	3,398	5,526	2,755
Taxes on income	600	725	309
Depreciation	1,209	2,378	2,518
EBITDA	1,816	3,446	3,911